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                           May 14, 2020

       Edward A. Pesicka
       President and Chief Executive Officer
       Owens & Minor Inc.
       9120 Lockwood Boulevard
       Mechanicsville, Virginia 23116

                                                        Re: Owens & Minor Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 7, 2020
                                                            File No. 333-238068

       Dear Mr. Pesicka:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg, Staff Attorney at 202-551-3342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services